Exhibit 99.11

February 16, 2007

NEW RELEASE

Poly-Pacific International Inc. ("Poly-Pacific" or the "Company")) (TSX-V: "PMB"; OTCBB: "PLYPF"; Berlin: "A0LGDN"; Frankfurt: "POZ") is pleased to announce the appointment of Mr. Randy Hayward and Mr. Richard Oravec to its Board of Directors, subject to regulatory approval.

Mr. Hayward, President of Poly-Pacific International Inc., maintained a successful law practice in Edmonton, Alberta for 20 years. During this period, he founded and managed Canadian Dispute Resolution (Alberta) Ltd and marketed the service of mediation to the legal community and the insurance industry. After relocating to the west coast from Edmonton, he has worked with various private and public companies for the previous 15 years. Recently, Mr. Hayward has been a consultant to four successful public companies trading on the TSX-Venture, raising investment capital and working in corporate communications, business development and investor relations. Mr. Hayward assumed the position of President on August 22, 2006.

Mr. Richard Oravec, a resident of New York, holds an MBA from Fordham University and a BA from Boston University. Mr. Oravec is a seasoned financial engineer of emerging technology companies, having successfully structured corporate finance syndications and private placements in small and medium sized public and private companies. Through his diverse network in the public and private sectors, Mr. Oravec brings to Poly-Pacific his experience and resources in the raising of capital, creating investment structures, strategic planning, marketing and development, and developing strategic business alliances for accelerated growth.

Poly-Pacific is a recycling company that manufactures and distributes MultiCut™, an environmentally safe, technologically advanced plastic media for paint stripping and coating removal for sensitive substrates. It is an environmentally friendly alternative to using sand and harsh chemicals in the removal of paint and other coatings.

The TSX Venture Exchange has not reviewed and does not accept responsibility for the adequacy or accuracy of this release.

Contact:

Randy Hayward

604-293-8885

Fax 604-293-8234